The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinnati, Ohio 45231-1764

September 1, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Hartz Senior Assistant Chief Accountant, Division of Corporation Finance

Re:	The Hillman Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No: 1-13293

Dear Mr. Hartz:

The Hillman Companies, Inc. is writing this letter in response to your letter dated August 23, 2011 regarding the review of The Hillman Companies, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

As per the discussion today between Mr. Kevin Stertzel and our outside counsel, Benjamin A. Aronovitch, The Hillman Companies, Inc. respectfully requests an extended period of time to respond to the Staff’s comment letter due to the upcoming holidays and the coordination of the preparation and review of the response to your questions by the Company’s advisers. The Hillman Companies, Inc. intends to file its written response no later than September 19, 2011. Please contact James P. Waters at (513) 851-4900, extension #2063 or John C. Kennedy at (212) 373-3025 with any questions or comments.

Sincerely,

/s/ James P. Waters
James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.

cc:	Kevin Stertzel, Securities and Exchange Commission
John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP